August 19, 2011

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attn: Mellissa Campbell Duru

Re:	Icagen, Inc.

Schedule TO-T filed by Pfizer Inc. and Eclipse Acquisition Corp.

Filed August 3, 2011

File No. 005-81358

Dear Ms. Duru:

On behalf of our clients, Pfizer Inc. (“Pfizer”) and Eclipse Acquisition Corp. (the “Purchaser”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 9, 2011 (the “Comment Letter”), with respect to the Schedule TO–T filed by Pfizer and the Purchaser with the Commission on August 3, 2011 (SEC File No. 005–81358) (the “Schedule TO”) in connection with the offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Icagen, Inc. (“Icagen”).

Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by Pfizer’s response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Purchaser’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) with the Commission to amend the Schedule TO in response to the Comment Letter.

Schedule TO

Item 9. Certain Information Concerning Pfizer, Inc. and Purchaser, page 19

1.	We note that Pfizer, Inc. was a beneficial owner of approximately 14% of outstanding shares of Icagen prior to July 2011. Additionally, Icagen and Pfizer have been party to a collaborative research and licensing agreement since 2007. This agreement has been the sole source of collaborative research and development revenues for Icagen for the last

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three fiscal years. The agreement has the potential to result in milestone payments by Pfizer to Icagen of up to $359 million for each drug candidate developed pursuant to the agreement. On the basis of this non-exhaustive list of facts, it is not apparent how the filing parties were able to disclaim that they are affiliates of Icagen, Inc. within the meaning of Exchange Act Rule 13e-3. Please provide the basis for your conclusion and a detailed legal analysis of whether Rule 13e-3 applies to the transaction. We may have further comment.

Response

Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of the issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer”. Rule 12b-2 under the Exchange Act defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise”. As stated in Footnote 28 in Exchange Act Release No. 17719 (April 13, 1981), “[t]he existence of a control relationship with Y Corp. does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of Y Corp., whether through the ownership of voting securities, by contract or otherwise.” Pfizer is not an “affiliate” of Icagen for purposes of Rule 13e-3 because it does not have a control relationship with Icagen and it does not possess the power to direct or cause the direction of Icagen’s management or policies.

Beneficial Ownership Does Not Provide Pfizer with Control Over Icagen

Although Pfizer beneficially owned approximately 14% of Icagen’s Common Stock prior to entering into the Merger Agreement on July 20, 2011 and approximately 18% after entering into the Merger Agreement (as a result of entering into tender and voting agreements with certain Icagen shareholders), these share ownership amounts are not sufficient to give Pfizer control over the management and policies of Icagen. Pfizer and its subsidiaries do not currently have and have never had any representation on Icagen’s board of directors. Pfizer and its subsidiaries do not currently have and have never had any power to designate or appoint any person to serve as an executive officer of Icagen. We note supplementally that other cases have found that shareholdings of a similar size or greater have failed to constitute the control necessary for “affiliate” status.1

[1]

Woodward & Lothrop, Inc. v. Schnabel, 593 F.Supp. 1385, 1400-01 (D.D.C. 1984) (holding that a shareholder was not an “affiliate” within the meaning of Rule 13e-3 because the shareholder's ownership of 32% of the issuer's common stock did not give the shareholder control over the company); Ranco Incorporated, SEC No-Action Letter (May 1, 1987) (no-action relief granted because the purchaser was not an "affiliate" within the meaning of Rule 13e-3, where the shareholder could vote 14% of the issuer's shares, was the beneficial owner of 50.1% of the shares, did not have the power to elect any directors or officers and had no representation on the board).

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In addition, the circumstances preceding the execution of the Merger Agreement further evidence Pfizer’s lack of control over Icagen. Pfizer purchased its shares of Common Stock pursuant to a Purchase Agreement with Icagen dated August 13, 2007 (the “Purchase Agreement”). Under the terms of the Purchase Agreement, Pfizer agreed to appoint Icagen’s President and Treasurer as the proxies of Pfizer (the “Pfizer Proxies”) with respect to matters on which Pfizer is entitled to vote as a holder of Icagen’s Common Stock. The Pfizer Proxies were authorized to vote all of the Common Stock owned by Pfizer in connection with all matters other than those related to a merger or acquisition of Icagen, the disposition of all or substantially all of the assets of Icagen or a change of control of Icagen (each such event, a “Change of Control Event”). In the event of a shareholder vote to approve a Change of Control Event, for any portion of Icagen’s Common Stock owned by Pfizer that was in excess of 10% of the total outstanding shares of Icagen’s Common Stock, Pfizer agreed to have the Pfizer Proxies vote these shares in the same manner and in the same proportion as shares of Common Stock held by other shareholders of Icagen were voted, subject to certain exceptions. Upon entering into the Merger Agreement, Pfizer and Icagen entered into an amendment to the Purchase Agreement permitting Pfizer to vote, and requiring that Pfizer vote, the shares of Common Stock beneficially owned by it and the Purchaser in favor of the merger and the adoption of the Merger Agreement. Other than this change, the Pfizer Proxies remain unchanged. Pfizer’s shareholdings in Icagen are insufficient to permit Pfizer, acting alone, to cause, or prevent, the approval of any Icagen shareholder action or direct Icagen to take, or prevent Icagen from taking any action.

Icagen currently has several other significant shareholders with shareholdings in excess of 5%, including one that owns approximately 8.5% of Icagen’s issued and outstanding Common Stock. This shareholder has been active in publicly expressing its views in opposition to the proposed transaction between Pfizer and Icagen and has publicly stated that it is continuing to explore its options, including potentially contacting other shareholders of Icagen. Because of the shareholdings of this significant shareholder and its potential to influence other Icagen shareholders, we believe other shareholders of Icagen have a meaningful opportunity to influence the control of Icagen, which further demonstrates that Pfizer lacks “control” over Icagen.

Collaboration Agreement Does Not Provide Pfizer with Control Over Icagen

The Collaborative Research and License Agreement (the “Collaboration Agreement”) with Icagen is an arms’ length commercial agreement typical in the pharmaceutical industry as a way of jointly developing and commercializing drug products. The Collaboration Agreement provides Icagen with funds to research and develop certain drug candidates but does not provide Pfizer with the ability to direct the management or policies of Icagen. Icagen has in the past had similar collaborations with other third parties including Astellas Pharma Inc. and Bristol-Myers Squibb Company. The Collaboration Agreement applies to the research, development and commercialization of certain compounds targeting sodium ion channels and does not give Pfizer:

•	any control over the research, development or commercialization of other drug candidates, including ICA-105665, which is Icagen’s most advanced drug candidate;

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•	any right of first refusal or veto right with respect to a strategic transaction involving Icagen or any of Icagen’s other drug candidates;

•

the ability to restrict or otherwise limit the operation of Icagen’s business, other than Pfizer’s rights reflected in the Collaboration Agreement to research, develop and commercialize certain compounds targeting sodium ion channels;

•	the ability to restrict or otherwise limit the ability of Icagen to issue securities, incur debt or otherwise raise capital to fund its operations; or

•	the ability to restrict or otherwise limit the ability of Icagen to reduce or restructure its operations.

The Collaboration Agreement provides for the possibility of significant milestone payments to Icagen based upon successfully reaching development, regulatory and sales achievements. Milestone payments, including significant milestone payments upon commercialization of a drug product, are ordinary and customary in arms’ length drug development and commercialization arrangements in the pharmaceutical industry, and they are tied to the occurrence of specific events. While the aggregate amount of potential milestone payments under the Collaboration Agreement is significant, and some or all of them may be earned over the life of the Collaboration Agreement, as of July 20, 2011, milestone events have only resulted in payments by Pfizer totaling approximately $4 million. Receipt of commercially customary milestone payments such as the ones that may be paid by Pfizer under the Collaboration Agreement with respect to certain compounds targeting sodium ion channels, does not confer upon Pfizer the ability, directly or indirectly, to direct or cause the direction of the management and policies of Icagen generally or direct or control the development of any of Icagen’s drug candidates outside of the scope of the Collaboration Agreement. As such, Pfizer does not have “control” over Icagen.

Arms’ Length Negotiation

The process preceding the execution of the Merger Agreement also provides support that Pfizer is not in “control” of Icagen. When Pfizer and Icagen first started discussing a potential transaction in April 2011, one of Icagen’s board members informed Pfizer that Icagen would not agree to negotiate exclusively with Pfizer. As disclosed in Icagen’s Schedule 14D-9 filed on August 3, 2011, Icagen’s representative then contacted six market participants in June 2011 on a confidential basis to determine if any such party had an interest in exploring a strategic transaction with Icagen. During this time period, Icagen successfully negotiated the purchase price from a range of $4 or $5 per share of Common Stock to $6 per share. These facts and circumstances evidence the lack of a control relationship between Pfizer and Icagen and Pfizer’s inability to direct the management and policies of Icagen.

Conclusion

In summary, Pfizer’s beneficial ownership of Icagen Common Stock and its Collaboration Agreement with Icagen have not resulted in any ability for Pfizer to direct the management of or

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otherwise “control” Icagen. Pfizer has never designated or appointed a director to the board of directors of Icagen or an executive officer to the management of Icagen (nor has it had any ability to do so), and prior to entering into the Merger Agreement, all of its Common Stock was subject to the Pfizer Proxies as described above. In addition, the Collaboration Agreement is a commercial agreement of a type that is customary in the pharmaceutical industry that was negotiated at arms’ length and does not provide Pfizer with any ability to direct the management of Icagen generally, nor does it give Pfizer the right to control the development of any drug candidate that is outside of the scope of the Collaboration Agreement, including ICA-105665, Icagen’s most advanced development stage drug candidate. Finally, as the background of the transaction evidences, Icagen successfully negotiated the price per share of Icagen Common Stock from $4 or $5 per share to $6 per share, and other shareholders, including one shareholder with significant shareholdings that has expressed opposition to the proposed transaction, have been given a meaningful opportunity to influence the control of Icagen. Based on these factors, Pfizer does not have a control relationship with Icagen, and it does not possess the power to direct or cause the direction of Icagen’s management or policies. Accordingly, Pfizer and the Purchaser respectively submit that Pfizer is not an “affiliate” of Icagen for purposes of Rule 13e-3.

Item 10. Source and Amount of Funds, page 22

2.	Consistent with the requirements of Item 7 of Schedule TO and Item 1007(b) of Regulation M-A, disclose any alternative financing plans. If there are none, revise to state this fact.

Response

In response to the Staff’s comment, page 23 of the Offer to Purchase has been revised to state that Pfizer and the Purchaser do not have any alternative financing plans.

Item 11. Contacts and Transactions: Background of the Offer, page 23

3.	Expand the background discussion to address why Pfizer chose not to pursue a transaction with Icagen when contacted in 2008, 2009 and 2010.

Response

In light of the Staff’s comment, page 23 of the Offer to Purchase has been revised to include additional disclosure.

4.

Supplement your disclosure to disclose material factors considered by Pfizer’s senior management in early 2011, which resulted in management identifying the acquisition of Icagen as an “attractive alternative…” Disclose, for example, any quantitative or qualitative factors considered. We note that by April 13, 2011, Dr. Dalton was able to

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tentatively suggest a price range of $4-$5 to Dr. Evnin. On what basis had this range been formed?

Response

In light of the Staff’s comment, page 23 of the Offer to Purchase has been revised to include additional disclosure.

Contacts and Transactions, page 26

5.	Update your disclosure, as appropriate, to address negotiations regarding the terms of any retention agreements entered into by the filing parties and members of the Icagen management team.

Response

In response to the Staff’s comment, page 26 of the Offer to Purchase has been revised to state that neither Pfizer nor the Purchaser has any current plans to enter into any retention agreements with any members of Icagen’s management team.

Item 14. Conditions of the Offer, page 43

6.	Please refer to condition (d) on page 44 relating to Icagen’s breach or failure to perform in all material respects, with all agreements obligations and covenants. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidders. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether Icagen has failed to perform in any material respect all obligations required to be performed by it under the Merger Agreement appears to be a determination left to the sole discretion of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.

Response

Pfizer and the Purchaser respectfully submit that they believe the condition listed in (d) on page 44 of the Offer to Purchase is a customary condition in this type of transaction and is not contrary to

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any U.S. federal securities law or regulation. Pfizer and the Purchaser believe that Icagen’s compliance with or performance of its agreements, obligations and covenants in the Merger Agreement are objectively verifiable both as matters of fact and as matters of law. The question as to whether a party has complied with its agreements, obligations and covenants under a contract is subject to the principles of contract interpretation and construction under state law, which governs Pfizer’s and the Purchaser’s interpretations with respect to the satisfaction of the tender offer conditions pursuant to the Merger Agreement. In no manner, whether express or implied, is the satisfaction of this condition left to the sole determination of Pfizer and the Purchaser. Rather, Pfizer and the Purchaser believe this condition is no different than any of the other conditions with respect to the ability to objectively verify that the condition has been satisfied in accordance with applicable law. Accordingly, in Amendment No. 1, Pfizer and the Purchaser have clarified that their interpretation of the tender offer conditions is subject to principles of contract interpretation and construction under the applicable laws of the State of Delaware by amending the second to last paragraph in Section 14 of the Offer to Purchase on page 44 by adding the following sentence to the end of the paragraph:

“The foregoing conditions shall be determined subject to the principles of contract interpretation and construction under the applicable laws of the State of Delaware, which the parties elected to govern the interpretation and construction of the Merger Agreement.”

7.	You refer to the bidders’ right to assert conditions at any time and “from time to time”. Please revise to clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “from time to time.”

Response

In response to the Staff’s comment, Section 14 of the Offer to Purchase on pages 44 and 45 has been revised.

8.	When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response

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Pfizer and the Purchaser confirm their understanding that if an Offer condition is triggered and Pfizer and the Purchaser decide to proceed with the Offer anyway, this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the Offer, Pfizer and the Purchaser may be required to extend the Offer and make new disclosure to security holders. Pfizer and the Purchaser further confirm their understanding that they may not simply fail to assert a triggered Offer condition and thus effectively waive it without officially doing so.

9.	When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response

Pfizer and the Purchaser hereby confirm that when a condition to the Offer is triggered by events that occur before the expiration of the Offer, they will inform security holders with respect to how they intend to proceed promptly, rather than waiting until the end of the applicable offering period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Pfizer and the Purchaser acknowledge that:

•	each of Pfizer and the Purchaser is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	each of Pfizer and the Purchaser may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (617) 951-7921 with any questions or comments you may have.

Sincerely,
/s/ Paul Kinsella

Paul Kinsella Ropes & Gray LLP